EXHIBIT 3.64
DECLARATION OF THE ESTABLISHMENT OF THE COMPANY
(§ 3 para 3 Austrian Limited Liability Companies Act)
Article 1
Corporate Name, Corporate Seat
(1)	SIG Finanz AG, with its corporate seat in Neuhausen am Rheinfall (Switzerland) and its business address at Laufengasse 18, CH-8212 Neuhausen, establishes a limited liability company under the business name
SIG Austria Holding GmbH.
(2)	The company has its corporate seat in Saalfelden.
Article 2
Scope of Business of the Company
Scope of business of the company shall be:
(a)	the acquisition and management of shareholdings;
(b)	All activities beneficial and/or necessary for the achievement of the scope set out in (a).
Article 3
Term of the Company, Business Year
(1)	The Articles of Association shall be concluded for an indefinite period of time.
(2)	The business year shall correspond to the calendar year. The first business year shall start with the registration of the company with the Commercial Register and shall end on the following 31 December (thirty first of December).

Article 4
Share Capital
The share capital of the company amounts to EUR 1.000.000,- (Euro one million) and has been fully subscribed and fully paid-in, in cash, by SIG Finanz AG.
Article 5
Management and Power of Representation
(1)	The company has one, two or more managing directors.

(2)	If only one managing director is appointed, this managing director shall solely represent the company, if two or more managing directors are appointed to office, the company shall be represented by two managing directors jointly or by one managing director acting jointly with an authorized representative of the company. The shareholders’ meeting can grant a sole power of representation to one or to all managing directors.

(3)	The managing directors shall, when representing and managing the company, respect all restrictions of their power of representation arising from law, agreement or shareholders’ resolutions.
Article 6
Shares
(1)	Shares in the company shall be determined in proportion to the amount of the subscribed capital contribution.

(2)	Shares can be split and are transferable.
Article 7
Shareholders’ Meeting
(1)	The shareholders’ meetings shall take place at the corporate seat of the company.

(2)	Voting by means of circulation (per rotam) is permitted in accordance with the legal provisions (§ 34 Austrian Limited Liability Companies Act).

(3)	The shareholders’ meeting has, in particular, the competence to decide on the distributions of profits of the company.

(4)	Financial statements shall be drawn up by the managing directors in the first 5 (five) months of the business year for the previous business year, shall be reported to shareholders without undue delay and shall be submitted to the shareholders’ meeting for approval by resolution, not later than 8 (eight) months after the end of the previous business year.
Article 8
Final Provisions
(1)	Announcements of the company shall be made at the address last provided to the company for the registration with the Commercial Register.

(2)	The costs and duties related to establishment and registration of the company with the Commercial Register shall be borne by the company up to the maximal amount of EUR 4.000,- (Euro four thousand). The costs for establishing the company up to the amount set out herein shall be included as expenditures in the first annual financial statement of the company.

(3)	Austrian Limited Liability Companies Act shall apply to the company, provided that these Articles of Association do not determine elsewise.
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I certify herewith, that the amended provisions of the Articles of Association comply with the resolution on the amendment of the Articles of Association, and that the non-amended provisions comply with the complete text of the articles of association last submitted to the Commercial Register.
Dornbirn, on the eighth of July two thousand three (July 8, 2003).
[Seal]
[Signature]
/s/ Dr. Johannes Häusler
As substitute for the notary public
/s/ Dr. Heinz Schallert, in Dornbirn, Voralberg